

August 25, 2015

Via E-mail
Yehuda Shmidman
Chief Executive Officer
Singer Madeline Holdings, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018

Re: Singer Madeline Holdings, Inc.
Registration Statement on Form S-4
Filed July 30, 2015
File No. 333-205940

Dear Mr. Shmidman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in this Form S-4 you are also registering 20,252,355 shares held by the 51% Sequential stockholders that executed written consents on June 22, 2015 to adopt and approve the merger. Because it appears that the Sequential entered into a Section 4(a)(2) transaction with these stockholders, please tell us why these shares are included in the filing. For guidance, see Compliance and Disclosure Interpretations (Securities Act Forms) Section 225.10.

2. On page 2 you state that Tengram Capital Partners Gen2 Fund, L.P., BlackRock, Inc., Buckingham Capital Management, Carlyle Galaxy Holdings, L.P., Siguler Guff Small Buyout Opportunities Fund II, LP and William Sweedler and certain of their affiliates consented in writing to the transaction. Please disclose the method by which the written

consent of the consenting stockholders was obtained and provide us with your analysis of whether management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A. We refer you to the definition of solicitation contained in 14a-1(l) of the Exchange Act. If you are relying on Rule 14a-2(b)(2), please tell us why, given their position or relationship with the issuer, the solicitation was not made "on behalf of the registrant."

3. Because shareholders will not make their election at the same time that they vote on the merger, please provide us an analysis of the applicability of the tender offer rules to the cash election. For guidance, see Release No. 34-14699 (April 24, 1978) and the relevant no-action letters involving cash option mergers with similar cash/stock election features.

Letter to Stockholders of MSLO

4. Please disclose in the letter that MSLO's shareholders will not know at the time of the vote the number of Holdings common stock they will receive and disclose the time period anticipated between the vote and the closing.

Questions and Answers, page 1

5. You disclose that the election deadline may occur before or after the MSLO special meeting, depending on whether the required regulatory and antitrust approvals have been obtained. The HSR Act waiting period was terminated on July 17, 2015, but you do not describe any other required regulatory approvals that may be pending on the date you mail the information and proxy statements. Please clarify throughout the filing when you expect the election deadline to occur.

6. Please include an illustrative table using a reasonable range of Sequential share prices with columns indicating the respective exchange ratios and other relevant information, such as the potential effects of the proration procedures.

Selected Historical Financial Data of Sequential, page 30

7. Please tell us why you have presented only three years of financial data instead of the five years prescribed by Item 301 of Regulation S-K. Please revise or advise.

Background of the Mergers, page 50

8. Please identify counsel to Ms. Stewart.

9. We note your disclosure regarding the presentations made by the financial advisors. Please provide us supplemental copies of any materials, such as board books, used in presentations to the Special Committee, the MSLO Board of Directors or the Sequential Board of Directors. We may have additional comments after reviewing these materials.

Litigation Related to the Mergers, page 78

10. Please provide, on a supplemental basis, copies of all the complaints.

Opinion of Sequential's Financial Advisor, page 153

11. Please expand the compensation disclosure on page 158 to disclose the aggregate compensation received by Consensus Securities LLC in the past two years for all services, including those in connection with the acquisition of Galaxy Brand Holdings, Inc. See Section 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Mergers, page 158

12. We note the disclosure in Sequential's definitive proxy statement filed on April 16, 2015 that Sequential engaged Tengram to provide services pertaining to mergers and acquisitions pursuant to a consulting services agreement. We also note that Tengram participated in some of the negotiations relating to the merger. If Tengram provided any services to Sequential in connection with the merger, please disclose in this section and under Background of the Mergers.

Unaudited Pro Forma Condensed Combined Financial Information, page 161

13. Please revise your pro forma financial information to include the financial information for the interim period ended June 30, 2015.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015, page 163

14. We note your pro forma adjustments '(b)' eliminate the "Deferred license revenue" and "Other deferred revenue" in amounts of $14,691 and $8,552, respectively, recorded in MSLO's historical balance sheet as of March 31, 2015. We also note these items are not included in your purchase price allocation adjustments '(d)'. Tell us what the "Deferred license revenue" and "Other deferred revenue" represent and how the adjustments eliminating "Deferred license revenue" and "Other deferred revenue" are directly attributable to the transaction, factually supportable and appropriate to include.

15. Please expand your footnote disclosures to clearly identify the underlying amounts related to the pro forma adjustments '(j)', '(k)', '(l)' and '(m)'. Please show us the debits and credits that make up the adjustments, how these adjustments were determined and explain how such adjustments are factually supportable.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 166

16. Your pro forma adjustment '(h)' includes 1,375,010 Galaxy acquisition hold back shares in the pro forma basic and diluted loss per share calculation for the year ended December 31, 2014. Please tell us how this adjustment is directly attributable to the transaction and factually supportable.

17. We note your adjustment '(a)' eliminating various expenses totaling $21,572 relating to Galaxy acquisition. Please provide us the details of these expenses and explain to us how this adjustment is directly attributable to the transaction and factually supportable.

18. Please disclose (a) the impact of the treatment of MSLO stock options, other MSLO equity-based awards and related benefits which result directly from the merger transactions and (b) how you considered these charges in your pro forma statement of operations.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 2, page 170

19. You used Sequential Brands Group, Inc.'s common stock price as of July 8, 2015 to determine the total estimated purchase price. The most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Therefore, in future filings, please update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

Where You Can Find More Information, page 193

20. As Sequential is not holding a special meeting, please revise your disclosure in the third paragraph on page 194. See Item 11(b) of Form S-4.

Annex B - Opinion of Consensus Securities LLC

21. We note on page B-3 that the opinion is "provided solely for the information and assistance of the Board of Directors of the Company." Because it is inconsistent with the disclosures relating to the opinion, this limitation should be deleted. Alternatively, disclose the basis for Consensus' belief that shareholders cannot rely upon the opinion to support any claims against Consensus arising under applicable state law.

Signatures

22. Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-4.

Exhibits

23. Please provide the consent required by Rule 438 of Regulation C for Ms. Stewart.

24. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Yehuda Shmidman
Singer Madeline Holdings, Inc.
August 25, 2015
Page 6

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Beverages, Apparel, and Mining

cc: Barbara L. Becker, Esq.
        Gibson, Dunn & Crutcher LLP